Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 21, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sir/ Madam,

Sub: Investor Day Presentation

Pursuant to Regulation 30 of Securities and Exchange Board of India (Listing Obligations and

Disclosure Requirements) Regulations, 2015 and in furtherance of our intimation dated June 13, 2022, please find enclosed the Investors Day presentation for your information and record.

Please note that this presentation is also available on our website: www.drreddys.com

Thanking you.

Yours faithfully,
For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer

Encl: As above

CC:    New York Stock Exchange Inc.(Stock Code :RDY)

          NSE IFSC Ltd.

Investor Day The Next and the New Purpose-driven | Future-ready | Sustainable 21 June 2022 2 © copyright Dr. Reddy’s Ltd.

Safe Harbor Statement This presentation contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects”, “aspirations”, “goals”, “aim”, “promises” and similar expressions. Risks and uncertainties that could affect us include, withoutlimitation: ▪ General economic and business conditions in India and other key global markets in which we operate; ▪ The ability to successfully implement our strategy, our research and development efforts, growth & expansion plans and technological changes; ▪ Changes in the value of the Rupee and other currency changes; ▪ Changes in the Indian and international interest rates; ▪ Allocations of funds by the Governments in our key global markets; ▪ Changes in laws and regulations that apply to our customers, suppliers, and the pharmaceutical industry; ▪ Increasing competition in and the conditions of our customers, suppliers and the pharmaceutical industry; and ▪ Changes in political conditions in India and in our key global markets. Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements. For more detailed information on the risks and uncertainties associated with the Company’s business activities, please see the company’s annual report filed in Form 20-F with the US SEC for the fiscal year ended March 31, 2021 and quarterly financial statements filed in Form 6-K with the US SEC for thequarters ended Jun 30, 2021, Sep 30, 2021, Dec 31, 2021 and our other filings with US SEC. Any forward-looking statement or information contained in this presentation speaks only as of the date of the statement. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date thestatement or information is made or to account for unanticipated events. This presentation is property of Dr. Reddy's Laboratories Limited. Do not alter in any way or reproduce without permission. 1 © copyright Dr. Reddy’s Ltd.

Our purpose continues to guide and energize uson our journey Good Health Can’t Wait. Our credo translates into three pillars Access To serve as many patients as possible across the world Affordability operational excellence and productivity to deliver care affordably to patients Patient-centric Innovation Focused innovation to identify and address unmet needs of patients 3 © copyright Dr. Reddy’s Ltd.

Access Ourdistinctive strengths • Patient-centric innovation to address unmet needs • Preferred partner for Innovation • Vertically Integrated • Agile supply chain • Robust manufacturing operations • Productivity & execution excellence Science & technology Governance People • Global presence in 66 countries • Strong pipeline across markets • World class expertise in R&D Affordability Patient-centric Innovation 4 © copyright Dr. Reddy’s Ltd.

Sustainability Sustainability is deeply embedded in our purpose and forms the core of our organization 5 © copyright Dr. Reddy’s Ltd.

Sustainability has alwaysbeen an important focus area for us 2004 2010 2016 2007 2013 First Sustainability Report 2020 ‘Sustainability Statement’ 1st Materiality assessment Environmental Commitment with 6 Goals for 2020 ‘Sustainability By Design’ approach in operations Delivering ‘Good Health’ & Going ‘beyond compliance’ for a sustainable future 2010 ECS Wrap-up Achieved 3 goals completely; 3 partially Conducted Materiality Assessment Renewed our sustainability commitment 2021 Today we further strengthen our commitment to sustainability Social Environment Governance ▪ Waste minimization ▪ Waste management ▪ Water neutrality ▪ Emissions and Renewable Power ▪ Community development ▪ People practices ▪ Responsible Corporate citizen ▪ Strong focus on ethics, compliance and transparency 6 Good progress on environment, impactful work in communities and robust corporate governance © copyright Dr. Reddy’s Ltd.

Our Sustainability goals

Being committed to environmental stewardship

Reducing carbon emissions

- **100% renewable power** (RE100) by 2030
- **Carbon neutral** in direct operations by 2030
- **12.5% reduction** in indirect carbon emissions (Scope 3) by 2030

Water Positivity

- **Water-positive** by 2025

Making our products accessible and affordable for patients

Access

- Serve **1.5Bn+ patients** by 2030

Affordability

- **25% new launches** to be **first to market** by 2027

Innovation

- 3 Innovative products **improving standard of treatment every year**

Contributing to a fairer and more socially inclusive world

Equity, diversity and inclusion

- **At least 35% women** in **senior leadership** (3X from current) by 2030
- **Gender parity** by 2035
- **3%** of our workforce to be **PwD** by 2030
- **Ensure 100% living wages** for our extended workforce by 2025

Enhancing trust with our stakeholders

Highest standards on **Compliance** and **Ethics** backed by robust **Corporate Governance**

ESG disclosures: Enhance disclosure **to reach top quartile by 2025**

Strategic Suppliers: 100% of our **strategic suppliers** to be compliant with our **internal ESG framework by 2030**

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Our Board of directors Whole Time DirectorsIndependent Directors Kalpana Morparia Allan Oberman Dr. Bruce LA Carter Sridhar Iyengar Penny Wan Dr. K P Krishnan Leo Puri Shikha Sharma Prasad R Menon G V Prasad Satish Reddy 8 © copyright Dr. Reddy’s Ltd.

EREZ ISRAELI Chief Executive Officer SANJAY SHARMA Global Head of Manufacturing M V RAMANA Chief Executive Officer, Branded Markets (India and Emerging Markets) DEEPAK SAPRA Chief Executive Officer, API and Services PARAG AGARWAL Chief Financial Officer ARCHANA BHASKAR Chief Human Resource Officer MUKESH RATHI Chief Digital and Information Officer MARC KIKUCHI Chief Executive Officer, North America Generics PATRICK AGHANIAN Chief Executive Officer, European Generics SUSHRUT KULKARNI Global Head of IPDO Strong Leadership Team JAYANTH SRIDHAR Global Head Biologics INDRAJIT BOSE Global Head of Quality 9 © copyright Dr. Reddy’s Ltd.

Our Strategy 10 © copyright Dr. Reddy’s Ltd.

We are delivering the promises we made in 2019 We have increased opportunities and reduced risks through Capital Reallocation Leveraging portfolio across markets Continuous Focus on increasing productivity delivering double digit growth * with healthy cash flow, no debt, and EBITDA & ROCE ^ of 24% achieving ~2X # Market Capitalization *CAGR last three years ^ROCE before impairment #Change in Market capitalization from 2018 to 2022 11 © copyright Dr. Reddy’s Ltd.

The context around us is changing More complex, Injectables and Biologics Patients looking for holistic solutions Disruption through Digital Geopolitics MacroeconomicsNew players in the Health ecosystem Intense competition in traditional Generics 12 © copyright Dr. Reddy’s Ltd.

Our strategy is in alignment with the opportunities and trends 3X 1.5Bn+ patients Growing the core Horizon 1 Building the future Horizon 2 Leadership in chosen spaces Sustainability Our Focus Our Execution Priorities Operational Excellence & Continuous Improvement Patient focused Innovation 13 © copyright Dr. Reddy’s Ltd.

We continue to progress on our journey in two horizons… Generics API Biosimilars Branded Generics OTC Immuno- oncology NCEs CDMO (small and large mol.) Digital Services Biologics and CGT Nutraceuticals Disease Management (drivers in short to long-term)(drivers in short to medium-term) Horizon 1 –Growing the core Horizon 2 –Building the future D2C 14 D2C: Direct -to-customer; CGT : Cell & Gene therapy © copyright Dr. Reddy’s Ltd.

…to deliver our future aspiration 15 Growth Serving 1.5Bn+ patients (3X from current baseline) Double digit revenue growth Returns 25% EBITDA and 25% ROCE Sustainability Be a leader © copyright Dr. Reddy’s Ltd.

With patient at the center, our execution is driven by three pillars of Market Leadership, Productivity andInnovation • Focus on ‘products that matter’ o Economy of Scale, Complex, Brands and Clinically differentiated products • Incremental & breakthrough • Unmet needs & user delight • Horizon-1 & Horizon-2 Leadership in chosen spaces • Digital and Automation • Operational & Commercial Excellence • Continuous Improvement To Serve 1.5Bn+ patients Sustainability Patient-focused Innovation Productivity 16 © copyright Dr. Reddy’s Ltd.

Market Leadership 17 © copyright Dr. Reddy’s Ltd.

North America – consistent growth in the last 10 out of 12 quarters

Growth despite price erosion



CAGR: 5%
Revenue ($ Mn)
862
1003
FY19
FY22

Win in products

Product	Vol. mkt. share
gSuboxone	19%
Icosapent Ethyl	12%
Ciprofloxacin Dexamethasone	43%
Metoprolol ER	25%
Liposomal Doxorubicin	45%

Win in channels

Retail	60% products are ranked 1-3
Institutional	55% products are ranked 1-3
OTC *Private label*	Ranked 2 in Rx-OTC segment

Strong Portfolio

335+ products
of which
160+ commercial
and
rest in various stages of the pipeline*

Key Focus areas

Horizon 1

- Injectables Business
- Agile business model and productivity in Retail generics
- OTC – Private label and brands
- Direct to patient channels

Horizon 2

- Biosimilars
- Digital-led self-care & wellness solutions
- Drug-device combinations
- Immuno-Oncology

*Source: Internal analysis, IQVIA *Pipeline means products filed or in under development stage*

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North America – Robust pipeline of 175+ products , 90 of them filed

~40% Injectables/ Sterile products

25+ complex products across Drug-device combos, peptides, long-acting Injectables & RTUs

At advanced stages on multiple platform technologies:
Particulate Systems, Microsphere & Liposomal, Peptides platform, Emulsions and Suspensions

Select products

Complex Gx	Biosimilars
Semaglutide	Pegfilgrastim#
Teriparatide	Rituximab#
Octreotide	Tocilizumab
Liraglutide	Abatacept
Regadenoson	
Dasatinib	

Partnership with Fresenius Kabi in the US market. *Pipeline means products filed or in under development stage. RTU – Ready-to-use

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Europe – 2X in the last three years

Continuous Growth; Rapid expansion



CAGR: 26%
Revenue (Mn €)
97
192
FY19
FY22

5	Expansion into 5 new countries in the last year
160	160 commercial products

Strong pipeline* of biosimilars and generics

Select products

Biosimilars	Complex Generics	Other Generics
• Pegfilgrastim# • Rituximab • Tocilizumab • Abatacept	• Liraglutide • Doxorubicin liposomal	• Apixaban • Rivaroxaban • DMF • Sacubitril

Key Focus areas

Horizon 1			Horizon 2		
• Build scale in EU5 – Germany, UK, Spain, France and Italy	• Selective geographic expansion to other markets	• More first-to-market launches leveraging current portfolio	• Branded businesses - differentiated branded and OTC play	• Pioneering in new spaces, e.g., Pharmaceutical Cannabis	• Biosimilars

#Partnership with Fresenius Kabi *Pipeline means products filed or in under development stage

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20

India ~2X in the last four years; Continues to outperform IPM

Market beating growth...


CAGR: 17*%
Revenue (INR Bn)
26
42
FY19
FY22

...with big brands

Brand	MAT as per IPM (₹ Cr)
OMEZ & OMEZ D	389
ZEDEX & BRO-ZEDEX	305
ATARAX	162
RAZO-D	134
KETOROL	125
STAMLO	117
NISE	114

Driving outcomes strongly

16	Brands in IPM Top 300
15	Brands with >100Cr+
10	MQT Rank in the IPM

...towards aspiration

5

Aim to be among Top 5 in India

Key Focus areas

Horizon 1

- Building big brands through strong product management processes
- Winning in chosen therapy/ disease areas through differentiated portfolio & inorganic play
- Productivity through sales & marketing excellence using Digital & Analytics

Horizon 2

- Nutraceuticals
- OTC

- Biologics and CAR-T
- NCE / NBE

- Condition & disease management
- Digital ecosystem play

+ other inorganic moves

Source: Internal analysis, IQVIA

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Emerging Markets – 2X in the last four years

Fastest among Indian peers …


CAGR: 16*%
Revenue (INR Bn)
29
46
FY19
FY22

…driven by market expansion

13	13 new markets in last 5 years
33	Serving patients in 33 countries

…excellence in S&M and a strong portfolio

11	Brands with >100Cr+
564	Filings in last 4 years

Russia
- 40 products, 6 mega-brands
- 800+ employees

China
- Aim to be 2-3X in next 5 years
- Double-digit filings annually

Brazil
- Aim to be 4-5X in next 5 years
- Oncology & Institutional

Key Focus areas

Horizon 1			Horizon 2		
• Grow Mega-brands in Rx and OTC	• Leverage global portfolio into EM Geography Reach	• Productivity Growth through S&M excellence	• Differentiated formulations, Nutrition portfolio	• Biologics • NCE / NBE	• Disease management • Direct-to-Customer

Source: Internal analysis, IQVIA

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*Revenue CAGR from FY19 to FY22 Our API business is… Essential for our competitive advantage Key to leveraging our current portfolio across markets Key to enable global access to address unmet patient needs A B C API Develop, manufacture and sell APIs to customers globally Aim to backward-integrate 70%+ core molecules resulting in +500 bps gross margin improvement in next 5 years 225+ active DMFs, 55+ products in pipeline API+ Institutional & B2B sales of value-added offerings above the API Currently in 25+ countries; Aim to be in 60+ countries in next 5 years Discovery + CDMO (APSL) Discovery + CDMO services to originator & biotech companies Serving 3 of top 5 innovators and 120 biotech companies globally Health access business Working with public health institutions to enhance access 5Mn+ lives during Covid-19; Aim to impact 500Mn+ lives in the next five years 1 2 3 4 23 © copyright Dr. Reddy’s Ltd.

Biologics - We are scaling-up to build a global Biosimilars business in Horizon-1 and CGT and CDMO in Horizon-2

Scaling-up current Biosimilars business

- We are building a **Global biosimilars business** with **Highly Regulated Market Approvals**
  - ***PEG-GCSF*#*:*** *already approved in Europe and in advanced stages of review with US FDA*
  - ***Rituximab:*** *Advanced stages of completing Global Safety Efficacy trials; expected filing for regulated markets by early 2023*
- We have a current portfolio **of 6 commercial products** in **India and** in **25+ Emerging Markets**
- **Robust pipeline** of $50Bn+ of Innovator Peak Sales
- **Focus areas: Oncology** & **Auto-Immune disease**

12 — **Products in pipeline** across various stages of **development;** 1 filed

By FY23
- 2 assets expected to enter **clinical phase**
- **2 other assets** to be **scaled-up**

Building Biologics

Cell and Gene therapy

CDMO Biologics

Out-licensed product

© copyright Dr. Reddy's Ltd.

24

Productivity 25 © copyright Dr. Reddy’s Ltd.

Our aspiration is to be the most efficient pharma operations in the world

Productivity to us is to be *first-to-market*, have *lowest cost*, deliver *best customer service* & always be *beyond compliance*. The key enablers are:

1. **Integrated Product Strategy** to align global market opportunities & drive seamless execution
2. Best-in-class results delivery engine to be **First-to-Market**
3. Deliver the most competitive products through continuous **Life Cycle Management** and **Top decile productivity**
4. Align **long term infrastructure plan** with our aspirations
5. Accelerate improvements through **Industry 4.0 Technologies**

Case Study

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We have demonstrated step change in operational productivity in the last 4 years


FY22
FY18
Aspiration
FY22
FY18
Aspiration
FY22
FY18
Aspiration

Metric	Improvement (FY18 vs FY22)
Opex productivity	
– API operations[1] (opex as a % of sales)	↓ 35%
– Formulations OSD operations[2] ($/'000 units)	↓ 39%
– Sterile operations[2] ($/unit)	↓ 83%

We continue to progress strongly towards our aspiration of being top decile in operational productivity

1. Plants based in India
2. Only considering fully commercialized India based plants

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28 From Top Quartile to Top Decile: Deploying 40+ industry 4.0 use cases in our largest plant 4IR AR/VR Digital Performance Management Advanced Analytics Digital Twin IIoT Process Digitalization & Automation ?2 Digital Twins ?Digital twin for manufacturing & quality testing ?15use cases ?Improve product robustness, quality, energy, throughput and yield. ?2use cases ?Micro stoppage analysis & asset heath monitoring ?14use cases ?Decision-making based on real time visibility across manufacturing, quality & sustainability. ?8use cases ?Warehouse automation through robotics and digital process automation (RPA) ?2 use cases ?New operator training and remote assistance for method transfer 26 28 © copyright Dr. Reddy’s Ltd.

29 Our digital transformation 1 has improved speed, reduced people workload, removed redundant steps & delivered more output Category Cost Impact (2017-2021) 27% of total export shifted from air to sea mode of transport 43% reduction in manufacturing cost per 1000 pills 56% increase in factory output, helping sustain margin against prices erosion reduction in production lead time 30% reduction in quality deviations per production batch 76% reduction in customer complaints due to improved process & execution robustness 43% Productivity Quality 29 1. Transformation in our largest plant in India © copyright Dr. Reddy’s Ltd.

We are driving productivity in sales & marketing using Digital & Analytics

Non-linear growth by making S&M spends work harder

- Geo/ Customer coverage
- Engagement & conversion
- Share of wallet expansion
- Distribution service levels

Convert S&M Operating "Spends" to "Investments"

- Building Mega-brands
- Expanded indications & dosage Forms
- Being the 'Partner' of choice for HCPs
- Deeper integration into Patient journeys

Sales & Marketing Spends: Rapid "Pilot, Test & Measure" processes to reallocate for higher RoI

- GTM Innovations/ Structures
- Smart Rep & Omni Channel Programs
- Portfolio & Product Management Process
- HCP Engagement Programs
- Pill+ Initiatives

2.5X
Number of towns covered

~15%
increase in number of brands detailed by TMs

~22%
Higher in-clinic time

Improvement in the three metrics in the last year in our India business GTM: Go-to-market; HCP: Health care professionals

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Innovation 31 © copyright Dr. Reddy’s Ltd.

The Industry is facing a shift and we are investing to lead Our Approach: Anchored in our Purpose Fulfills an unmet need Meaningful opportunity Right to Win Scaling-up New spaces CDMO Immuno-oncology NCEs Nutraceuticals Preventive & Primary Care Platform SVAAS Disease management Horizon 2 areas Biologics and Cell & Gene therapy Differentiated Formulations … and more End-to-End disease thinking 32 © copyright Dr. Reddy’s Ltd.

We are evaluating spaces through our Innovation unit; Projects across different stages

Scaling-up

	Current Developments	Our Aspiration
Immuno-oncology NCEs	25+ programs - Internal, partnership & in-licensing 6 in clinical trial; 7 in IND filing stage	Global Oncology Biotech franchisee
CDMO	3 of top 5 innovators 120 biotech companies globally	Technologically differentiated CDMO
Nutraceuticals	Products in Diabetes, Renal, Hepatology, Gastro and Hospital nutrition	Nutrition unit with clinically-proven, differentiated, personalized products and services

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We are evaluating spaces through our Innovation unit; Projects across different stages

New Spaces	Current Developments	Our Aspiration
SVAAS	Successful pilot in 7 cities; 25K lives	Leading Primary care & condition management services platform
Differentiated Formulation	Multiple products in development pipeline	Develop clinically-differentiated assets with efficacy & tolerability for specific unmet needs
Disease Management	Several pilots in progress	Multiple end-to-end condition management platforms in chosen therapy areas
Cell and Gene therapy	In-licensing partnership facility set-up; PoC Currently under validation	To be a prominent CGT player

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Financials 35 © copyright Dr. Reddy’s Ltd.

* as on 31st March' 2022 ** before acquisitions & receivables unwinding We have a strong balance sheet to invest in future growth Net cash surplus of Rs. 1,500+ Cr* Consistent annual cash generation of Rs. 2,000+ Cr** Strong Credit Rating Low financial risk in a volatile environment Opportunities to drive inorganic growth 36 © copyright Dr. Reddy’s Ltd.

We will leverage Horizon 1 growth levers and drive productivity to invest in Horizon 2 spaces Our medium-term aspiration Double digit sales growth Double-digit sales growth EBITDA 25% ROCE 25% A virtuous cycle of sustainable value creation Productivity Operating leverage, CIPs, digitalisation Maintain growth momentum Scale up H2 businesses Invest in H2 spaces Double-digit sales growth H1 growth levers 37 CIPs –Cost Improvement Programs © copyright Dr. Reddy’s Ltd.

There may be near- term volatility, however, our strategy will drive long-term value creation for all stakeholders We will focus on creating the future while navigating industry-wide near-term challenges Inflationary environment Demand volatility Continued price erosion Geopolitical uncertainties 38 © copyright Dr. Reddy’s Ltd.

We will continue to follow a disciplined capital allocation approach Funding R&D and Capex for Horizon 1 businesses Scale up Biosimilars, NCE & CDMO Develop new business models for Horizon 2 Utilize cash for growth Value accretive Inorganic Moves Allocate Capital to Maximize Growth Optimize Financial Risk Create Sustainable Value 39 © copyright Dr. Reddy’s Ltd.

In summary, we are… 1 …a diversified pharma company with strong broad-based growth levers 2 …creating new (Horizon 2) business models while growing in existing (Horizon 1) spaces to drive sustainable growth for all stakeholders 3 …supplementing growth with value accretive inorganic moves 4 …on a productivity journey to have best-in-class cost structure driven by capabilities in people, processes and digital 5 …an organization driven by its purpose and sustainability integrated into its core 40 © copyright Dr. Reddy’s Ltd.

Thank You